Exhibit 3.1

CERTIFICATE OF AMENDMENT OF ARTICLES OF INCORPORATION

OF OVERLAND STORAGE, INC.

Scott McClendon and Kurt L. Kalbfleisch certify that:

1. They are the Chairman of the Board and Chief Financial Officer, respectively, of Overland Storage, Inc. (the “Corporation”), a California corporation.

2. Article III of the Articles of Incorporation of this Corporation is hereby amended to read in its entirety as follows:

“The Corporation is authorized to issue two classes of shares to be designated Common Stock (“Common Stock”) and Preferred Stock (“Preferred Stock”). The total number of shares of Common Stock that the Corporation is authorized to issue is forty-five million (45,000,000). The total number of shares of Preferred Stock that the Corporation is authorized to issue is one million (1,000,000).

Authority is vested in the Board of Directors to divide any or all of the authorized shares of Preferred Stock into series and, within the limitations provided by law, to fix and determine the rights, preferences, privileges and restrictions of each such series, including but not limited to the right to fix and determine the designation of and the number of shares issuable in each such series and any and all such other provisions as may be fixed or determined by the Board of Directors of the Corporation pursuant to California law; provided that the holders of shares of Preferred Stock will not be entitled (A) to more than one vote per share, when voting as a class with the holders of shares of Common Stock, or (B) to vote on any matter separately as a class or series, except where expressly required by California law. The Board of Directors may increase or decrease the number of shares of any series of Preferred Stock subsequent to the issuance of shares of that series, but not below the number of shares of such series then outstanding. In case the number of shares of any series shall be so decreased, the shares constituting such decrease shall resume the status that they had prior to the adoption of the resolution originally fixing the number of shares of such series.

Upon the date of filing of this Certificate of Amendment with the California Secretary of State (the “Effective Date”) each one of the outstanding shares of Common Stock shall be converted and reconstituted into 0.3333 of a share of Common Stock (the “Reverse Stock Split”). No fractional shares shall be issued in connection with the Reverse Stock Split. In lieu of any fractional shares to which a shareholder would otherwise be entitled as a result of the Reverse Stock Split, the Corporation shall pay such holder a cash amount, without interest, determined by multiplying (i) the fractional share interest to which the holder would otherwise be entitled by (ii) $2.07 at such time as the Company is legally permitted to do so under Section 500 of the California Corporations Code. Shares of Common Stock that were outstanding prior to the Reverse Stock Split and that are not outstanding after and as a result of the Reverse Stock Split shall resume the status of authorized but unissued shares of Common Stock.”

3. The foregoing amendment to the Corporation’s Articles of Incorporation has been duly approved by the board of directors.

4. The foregoing amendment to the Corporation’s Articles of Incorporation has been duly approved by the required vote of shareholders in accordance with Sections 902 and 903 of the California Corporations Code. At the record date for the meeting at which such approval occurred, the Corporation had only one class of shares designated Common Stock, and the number of outstanding shares entitled to vote with respect to the foregoing amendment was 12,770,550. The number of shares voting in favor of the foregoing amendment equaled or exceeded the vote required. The percentage vote required was more than 50%.

The undersigned, Scott McClendon and Kurt L. Kalbfleisch, declare this 8th day of December, 2009, at the City and County of San Diego, California under penalty of perjury under the laws of the State of California that each has read the foregoing certificate and knows the contents thereof and that the same is true of his own knowledge.

By:	/s/ Scott McClendon
Scott McClendon, Chairman of the Board

By:	/s/ Kurt L. Kalbfleisch
Kurt L. Kalbfleisch, Chief Financial Officer